Exhibit 12
UMH
Consolidated Ratio of Earnings to Fixed Charges and to Preferred Stock Dividends

	Nine Months
	Ended	Year Ended December 31,
	9/30/2012	2011	2010	2009	2008	2007

Net Income	5,174,487	3,696,263	6,668,915	3,689,388	1,527,150	2,632,741
Income and Franchise Taxes	99,000	125,000	150,000	63,000	118,000	489,000
Income Before Taxes	5,273,487	3,821,263	6,818,915	3,752,388	1,645,150	3,121,741

Fixed Charges:
Interest expense	4,355,279	5,744,567	5,183,296	4,455,332	4,957,437	4,171,109
Capitalized interest	213,470	294,150	309,111	273,231	315,985	378,030
Amortization - deferred debt costs	212,739	376,918	210,054	253,020	183,464	177,636
Total Fixed Charges	4,781,488	6,415,635	5,702,461	4,981,583	5,456,886	4,726,775

Capitalized interest	213,470	294,150	309,111	273,231	315,985	378,030

Earnings	9,841,505	9,942,748	12,212,265	8,460,740	6,786,051	7,470,486

Fixed Charges as above	4,781,488	6,415,635	5,702,461	4,981,583	5,456,886	4,726,775
Preferred Stock Dividends	2,865,650	1,656,766	-	-	-	-
Combined Fixed Charges &
Preferred Stock Dividends	7,647,138	8,072,401	5,702,461	4,981,583	5,456,886	4,726,775

Ratio of Earnings to Fixed charges	2.06	1.55	2.14	1.70	1.24	1.58
Ratio of Earnings to Combined Fixed
Charges and Preferred Stock Dividends	1.29	1.23	2.14	1.70	1.24	1.58

For the purpose of computing these ratios, earnings have been calculated by adding pre-tax income from continuing operations, fixed charges and amortization of capitalized interest; and subtracting from the total of those items capitalized interest; preference security dividend requirements of consolidated subsidiaries; and the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of the sum of interest costs, whether expensed or capitalized, the estimated interest component of rental expenses, amortized premiums, discounts and capitalized expenses related to indebtedness, and preference security dividend requirements of consolidated subsidiaries. Preferred stock dividends are the amount of pre-tax earnings that are required to pay the dividends on outstanding preferred securities.  We do not have, nor have we had in the past, any preferred securities outstanding and, therefore, we have not paid any dividends on preferred securities.